SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 8, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9.   **Regulation FD Disclosure.**
Cleveland-Cliffs Inc published a News Release on May 8, 2001 as follows:

Brinzo Reports on State of the Company
At Cleveland-Cliffs Annual Shareholders Meeting

Cleveland, OH — May 8, 2001 — At the Cleveland-Cliffs Inc (NYSE:CLF) Annual Meeting of Shareholders today, John S. Brinzo, Chairman and Chief Executive Officer, reported on the State of the Company. Following is the text of Brinzo's remarks:

Ladies and gentlemen, it's probably safe to say that this may be one of the most challenging periods in our Company's 154-year history. There are more challenges confronting Cliffs today than I can remember in my 32 years with the Company. Our business is being adversely impacted by a financially distressed customer base, import pressures and rising energy costs. Forecasts of U.S. and Canadian economic growth for 2001 have been reduced considerably and consumer confidence has declined dramatically. We don't see a quick snap back in steel demand.

Our major customers, the sixteen integrated steel companies in North America, or more specifically, the 43 blast furnaces that are operated by those sixteen companies, are virtually all financially and competitively challenged. Five companies, about one-third of the total, are currently in bankruptcy. The industry is running at about 80 percent of capacity, which is not a level where most steel companies can make money. Mini-mills continue to penetrate the market, having now captured a 50 percent share. Steel imports, which ravaged the industry for the last three years, have recently declined due to prices that are so low that even the dumpers are avoiding North America. However, any increase in demand and pricing will immediately attract more imports.

Our outlook for 2001 is clouded by considerable uncertainty and industry risk. Our sales estimate of about 11 million tons is modestly better than last year, but almost 2 million tons below our sales capacity. When you factor in the excess inventory with which we started the year, you have a situation that necessitates significant production cuts. When the dust settles, we expect our production curtailments for 2001 will total approximately 4 million tons, or roughly one-third of our capacity.

Our sales estimate for this year includes about three million tons of sales to LTV Corporation and considers LTV's recent announcement that it will close one of its blast furnaces in Cleveland by the middle of the year. While we expect that LTV will continue to purchase its iron ore pellet requirements from Cliffs, the bankruptcy has created some uncertainty regarding the ore requirements of LTV and our ore supply contract. Separately, LTV continues to meet its obligations as a 25 percent partner in the Empire Mine. LTV is only four months into its reorganization efforts, so we are not likely to have a resolution of these issues for some time.

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Two weeks ago, Algoma Steel, a 45 percent owner of the Tilden Mine, announced that it was initiating a financial restructuring and had obtained under Canadian law, protection from creditors during the restructuring process. Algoma continues to meet its obligations at the Tilden Mine, and we are hopeful that this important relationship with Algoma will continue.

The natural reaction in a period of crisis is to hunker down and wait out the storm. We can't do that. We must be bold if we are to exploit the opportunities that are created during this period of adversity, and make the changes that are necessary for success in our business.

Cliffs still has a decent balance sheet despite some deterioration over the last two years. A squeeze on our pellet sales margins and losses at our HBI facility has hurt our financial capability. We haven't sold out our capacity since 1998, which was our last financially successful year. After making $54 million in 1998, we broke even in 1999 and made only $10 million in 2000, excluding special items.

Most of the decline in our profits and shareholder value the last several years can be traced to the erosion of our sales margin. We must improve our margins if we expect to restore our profitability, cash flow and stock price and make it possible to grow our Company. We can't depend on rising iron ore prices to save us. We have to do it the hard way: cost reduction.

Before I discuss the actions we are taking to deal with our challenges, I want to take a few minutes to address foreign steel imports and the impact they are having on the North American steel and iron ore industries. It is well documented that there is substantial excess steelmaking capacity in the world, and that the United States and Canada are magnets for the surplus due to weak enforcement of trade laws and stronger currencies. In a violation of existing trade laws, steel companies in many foreign countries have been selling their steel in the U.S. and Canada at prices that are below what it costs to produce. Record levels of steel imports the last three years have crippled the North American steel industry, and resulted in the loss of thousands of jobs. With Algoma Steel's recent announcement regarding its financial restructuring, approximately 25% of North America's steel capacity has been forced into some form of bankruptcy. Some believe that percentage could grow to as much as 40% by year-end.

The steel import problem that is particularly troubling for the North American iron ore industry and the mines operated by Cliffs is the surge of unfairly traded semi-finished steel slabs.

When steelmakers import semi-finished steel slabs they reduce or eliminate their iron ore requirements. In the year 2000, semi-finished steel imports into the United States totaled nearly 8.6 million tons. These imports potentially displaced 11 million tons of pellets, which is almost the equivalent output of the Empire and Northshore Mines.

Through the efforts of Congressmen James Oberstar of Minnesota and Bart Stupak of Michigan, the Secretary of Commerce has initiated a Section 232 national

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security investigation, which will evaluate whether imports of semi-finished steel slabs threaten the nation's security. Comments were due to the Department of Commerce by May 2nd, and hearings are tentatively scheduled after Memorial Day.

Support for this investigation has been overwhelming as comments were submitted by communities, employees, suppliers, the United Steelworkers Union and some steel companies, both integrated and mini-mills. In our comments, we recommended that semi-finished steel imports be limited to current levels for a period of five years. We believe that such action would help preserve the North American iron ore industry and existing blast furnaces until the steel industry can recover from the economic destruction that has been caused by unfairly traded finished steel imports.

We recently participated in a meeting with U.S. Secretary of Commerce, Don Evans, to discuss the impact of steel imports on iron ore, and to stress the significance of including semi-finished steel products in any trade action initiated by the administration. Secretary Evans was receptive and understanding of our concerns. He indicated that steel was high on the administration's priority list, and said the administration was seeking a permanent resolution, not a band-aid, for steel's problems. While we are encouraged by what we are hearing, time is of the essence.

We know that any kind of government assistance is only a short-term solution. We also realize that our mines must be world class competitive if they are to survive for the long haul. Cost reduction is absolutely the name of the game. I recently met with employees at all our mines, and my message was very clear and direct. We must get our costs competitive with foreign producers. That means a cost level that encourages steelmakers to operate their blast furnaces rather than importing foreign steel slabs. Everyone must pull together. Barriers to progress must be removed and no new barriers can be erected.

Recent actions that have been taken to reduce costs include staffing reductions at the corporate office in Cleveland and at the Empire and Hibbing Mines. Employment levels and organizational structure continue to be evaluated at all locations. In addition, outsourcing of various support services is being implemented. We are also working with suppliers of purchased materials and equipment to further reduce prices. Our alliance program with key suppliers, which we initiated two years ago, has already yielded significant savings, and we want to extend that program where possible.

Continuous improvement and employee involvement efforts have been implemented through our corporate-wide initiative called ForCE 21 (For Competitive Excellence in the 21st Century). This program, which is designed to produce organizational and operational excellence through employee involvement and cultural change, is beginning to achieve impressive results in a number of areas.

When we released our first quarter results about two weeks ago, I said that our principal focus in 2001 was to increase cash flow and improve our financial condition and position Cliffs to take advantage of the opportunities and deal with the changes that will occur as the North American steel and iron ore business goes through a painful restructuring process. We are managing our business with the expectation that only the

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strongest integrated steel facilities will survive. Steel and iron ore production capacity will shrink and foreign competition will remain intense.

Industry analysts have suggested that consolidation of the North American iron ore business could lead to a more cost efficient industry. I agree and I fully expect it will happen. In our view, virtually all the ownership interests in North American mines held by steel companies are for sale. This provides a unique opportunity for Cliffs. Our strategy is to be a bigger, more powerful force in a consolidating industry, and we are actively engaged in evaluating a number of opportunities.

Before I conclude, I want to make some brief remarks about our ferrous metallics business. I am pleased to report that modifications to the CAL hot-briquetted-iron plant in Trinidad were completed on schedule in early March and the plant has subsequently achieved a successful start-up. The plant has been operating at budgeted rates and is producing commercial grade briquettes. CAL is expected to produce about 250,000 tons of HBI in 2001. While the current pricing for HBI is weak, CIRCAL™ briquettes have excellent market potential. Cliffs' losses from CAL are expected to be somewhat lower for the full year 2001 than the $13.3 million pre-tax loss recorded in 2000. At current prices, CAL should be cash positive in the fourth quarter when we expect the plant to be producing at its design level.

I am also pleased to report the successful completion of steel plant trials using CAL briquettes. Steel mill operators found the CIRCAL™ briquettes were easy to handle, easy to charge and melted without difficulty. The high iron, low phosphorus and low gange content of the CIRCAL™ briquettes were important to the success of the trials. We have orders from several other mini-mill and integrated producers that will result in additional trials in the second quarter.

On April 16, Dave Gunning joined Cliffs as Vice Chairman. He will be responsible for business development and the execution of corporate strategy. We are very fortunate to have an executive of Dave's caliber to lead our strategic efforts to reposition Cliffs in the North American iron ore business. Other organizational changes were also announced in April to facilitate the pursuit of cost reduction objectives and other strategic goals.

We know that we can only achieve success if we reject the status quo. It is imperative that we think in new terms and be proactive as we lead the rationalization of the North American iron ore industry. While I do not underestimate the difficult road immediately ahead of Cliffs, I am confident we will prevail in our mission to better serve a "new" steel industry and restore Cliffs' shareholder value.

* * * *

At today's meeting, the shareholders re-elected the following individuals as Directors of the Company:

- John S. Brinzo, Chairman and Chief Executive Officer of the Company.

- Ronald C. Cambre, Chairman of Newmont Mining Corporation.

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- Ranko Cucuz, Chairman and Chief Executive Officer of Hayes Lemmerz International, Inc.

- James D. Ireland III, Managing Director of Capital One Partners, Inc.

- Leslie L. Kanuk, Professor Emeritus at the Zicklin School of Business, Baruch College, City University of New York.

- Francis R. McAllister, Chairman and Chief Executive Officer of Stillwater Mining Company.

- John C. Morley, President of Evergreen Ventures, Ltd. And Retired President and Chief Executive Officer of Reliance Electric Company.

- Stephen B. Oresman, President of Saltash Ltd.

- Alan Schwartz, Professor at Yale Law School and Yale School of Management.

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejections of major contracts and/or venture agreements by customers and/or participants under provisions of the U. S. Bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products; changes due to the ability of Cliffs and Associates Limited to forecast revenue rates, costs and production levels; domestic or international economic and political conditions; major equipment failure, availability and magnitude and duration of repairs; process difficulties, including the failure of new technology to perform as anticipated; and availability and cost of key components of production (e.g., labor, electric power, fuel, water).

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the

Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
      Name: C. B. Bezik
      Title: Senior Vice President - Finance

Dated: May 10, 2001